Exhibit 11.1

DEPARTMENT 56, INC.

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(In thousands, except per share amounts)

	14 Weeks Ended April 5, 2003	13 Weeks Ended March 30, 2002
Basic:
Net income (loss)	$253	$(90,725)

Weighted average number of common shares outstanding	13,076	12,899

Net income (loss) per common share	$0.02	$(7.03)

Assuming Dilution:
Net income (loss)	$253	$(90,725)

Weighted average number of common shares outstanding	13,076	12,899

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	75	103

Weighted average number of common and common equivalent shares	13,151	13,002

Net income (loss) per common share assuming dilution	$0.02	$(6.98)